ANNUAL REPORT
2007

ESTABLISHED 1910



Photo courtesy of Austin Walmsley

Peoples Bancorp, Inc.
and Subsidiary
The Peoples Bank
Chestertown, Maryland

97 years of Peoples
Serving People

PEOPLES BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

PEOPLES BANCORP, INC.

DIRECTORS

E. Jean Anthony
Chestertown, Maryland

Robert W. Clark, Jr.
Betterton, Maryland

LaMonte E. Cooke
Chestertown, Maryland

Olin S. Davis, Jr. *
Galena, Maryland

Gary B. Fellows
Millington, Maryland

Herman E. Hill, Jr.
Rock Hall, Maryland

Elmer E. Horsey *
Chestertown, Maryland

Patricia Joan O. Horsey
Chestertown, Maryland

P. Patrick McClary
Chestertown, Maryland

Robert A. Moore *
Chestertown, Maryland

E. Roy Owens *
Chestertown, Maryland

Alexander P. Rasin, III
Chestertown, Maryland

Stefan R. Skipp
Arnold, Maryland

Thomas G. Stevenson
Chestertown, Maryland

Elizabeth A. Strong
Chestertown, Maryland

F. Burgess Tucker *
Rock Hall, Maryland

W. Howard Wheatley *
Chestertown, Maryland

William G. Wheatley
Worton, Maryland

* Retired

Peoples Bancorp, Inc. and Subsidiary

The Peoples Bank

Officers

Alexander P. Rasin, III
Chairman

Thomas G. Stevenson
President & CEO & CFO

H. Lawrence Lyons
Executive Vice President
& Cashier

Thomas A. Tucker
Executive Vice President

William G. Wheatley
Executive Vice President

Marion P. "Chip" Everett, Jr.
Senior Vice President

Terri L. Garvey
Senior Vice President

S. Henrietta Maloney
Vice President

M. Kay McHenry
Vice President

Ina P. Reed
Vice President & Auditor

Cecil A. Unruh
Vice President

Stephanie L. Usilton
Vice President

L. Susan Barnhardt
Assistant Vice President

Debra A. Conner
Assistant Vice President

Harriet P. Creighton
Assistant Vice President

Larry K. Crouch
Assistant Vice President

Sheila M. Dwyer
Assistant Vice President

Eva W. Hickman
Assistant Vice President

Heidi L. Manning
Assistant Vice President

Tammy L. Dlugoborski
Assistant Cashier

Donna H. Edwards
Assistant Cashier

Grace M. Eyler
Assistant Cashier

Sandra J. Joiner
Assistant Cashier

Jane W. Kennedy
Assistant Cashier

Kay B. Pinder
Assistant Cashier

Jennifer J. Teat
Assistant Cashier

Jo Ann T. Wagner
Assistant Cashier

Elizabeth A. Strong
Secretary to the Board

Other Personnel

Bonnie L. Allen
Beverly C. Ashley
Margaret A. Black
Laura B. Brilz
Jamie A. Brindley
Karen A. Burris
Peggy M. Christian
Brandi C. Clark
Britney M. Cole
Jason R. Conner
Lacey T. Cox
Regina K. Crites
Denise F. Crossley
Kimberly A. Darling
Janice L. Dey
Katie E. DiSano
Amber E. Englebach
Roni Lynn Glenn
Robert W. Gordon
Anjanette S. Graves
Elizabeth M. Green
Patricia Grussing
Amy L. Guercio
Mary M. Guseman
Anita T. Hayes
Erika D. Jensen
Lauren Kemp
Mary A. Landa
Deborah M. Langenfelder
Lori A. Larrimore
Tina P. Lusby
Nora F. McDairmant
S. Amanda Miller
Shirley M. Nicholson
Tracy A. Piasecki
Barbara Richardson
Sheila C. Scannell
Holly Smith
Jayme L. Stoltzfus
Sharon L. Sutton
Carol G. Taylor
Clara B. Taylor
Noralene H. Thomas

April 1, 2008

To our Stockholders:

On behalf of the Board of Directors and our employees, I am pleased to report the highlights of the Company's results of operations for the year ending December 31, 2007. In the pages that follow, you will find a more in-depth discussion and analysis. Please give me a call if you have any unanswered questions regarding our performance or bring them up at our annual meeting on May 28th.

For 2007, average assets increased 5.02% to $251,763,657 mainly due to strong loan demand. Our total net income of $3,899,495 was down 5.25% or $216,206 due to our beefing up of the loan loss reserve and costs associated with the building and opening of the Church Hill Office. Yet, our return on average assets was a strong 1.55%, 34% better than our national peer group and 96% better than the average for all Maryland commercial banks. Return on average stockholders equity was a healthy 14.74%, comparing favorably with our peer group average. Thankfully, we have never been a "sub-prime" mortgage lender or purchaser of bonds associated with less than credit worthy borrowers and that helped our 2007 results.

For 2008, we remain optimistic that the bank and our insurance subsidiary, FAM&M, will continue to grow and out-perform the competition. The Sudlersville Office should be ready to open by late summer and we are excited about our prospects in that community. Sheila Dwyer and her staff in Church Hill are doing a magnificent job growing that office, and we are confident that Carolyn Walls, our future manager for Sudlersville, and her staff will do the same. Scott Bramble and his team at FAM&M are knocking the cover off the ball, offering low cost insurance together with outstanding service. As a matter of fact, I am extremely proud of all of our employees. They are a pleasure to work with and continue to bring great value to you, our stockholders.

Finally, as you all know, the national and international financial markets are in turmoil. We have trust and faith in the Federal Reserve to keep these markets stable and strong. Hopefully, with patience and optimism, we can help our friends and customers escape collateral damage and bring them and us a prosperous year.

Regards and have a Great 2008.

Tom

Thomas G. Stevenson
President/CEO

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes and other statistical information included in Item 8 of Part II of this annual report.

Overview

We recorded a 5.25% decrease in net income for 2007 over 2006. Basic net income per share for 2007 was $4.96, compared to $5.22 for 2006, which represents a decrease of 4.98%.

Return on average assets decreased to 1.55% for 2007 from 1.72% for 2006. Return on average stockholders' equity for 2007 was 14.74%, compared to 16.45% for 2006. Average assets increased to $251,763,657 in 2007, or a 5.02% increase over 2006. Average loans net of loan loss increased 4.64% in 2007 to $214,100,395. During 2007, average deposits increased 0.91% to $160,652,067 when compared to 2006. Average stockholders' equity increased 5.74% for the year ended December 31, 2007 totaling $26,447,579, compared to 2006.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to Consolidated Financial

Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included below under the caption "FINANCIAL CONDITION—Market Risk Management".

RESULTS OF OPERATIONS

We reported net income of $3,899,495, or $4.96 per share, for the year ended December 31, 2007 which was a decrease of $216,206 or 5.25% from the $4,115,701, or $5.22 per share, that was reported for the year ended December 31, 2006.

Net Interest Income

The primary source of our income is net interest income, which is the difference between revenue on interest-earning assets, such as investment securities and loans, and interest incurred on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balance of interest-earning assets and funding sources and the various rate spreads between our interest-earning assets and our interest-bearing funding sources. The table "Average Balances, Interest, and Yield" that appears below shows our average volume of interest-earning assets and interest-bearing liabilities for 2007 and 2006, and related income/expense and yields. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, and increases or decreases in the average rates earned and paid on such assets and liabilities. The volume of interest-earning assets and interest-bearing liabilities is affected by the ability to manage the earning-asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest bearing deposits. The table "Analysis of Changes in Net Interest Income" shows the amount of net interest income change from rate changes and from volume changes.

For the year ended December 31, 2007, net interest income increased $218,442, or 2.07%, to $10,754,678 from $10,536,236 for the year ended December 31, 2006. The increase in net interest income in 2007 was the result of a $1,302,349 increase in interest income offset by a $1,083,907 increase in interest expense. In 2007, deposits grew moderately and our borrowed funds increased with loan demand. Net interest income increased because the yield earned on loans was higher than the interest we paid for borrowed funds. The yield on interest-earning assets on a fully taxable equivalent basis was 7.08% in 2006 and 7.37% in 2007, with the combined effective rate on deposits and borrowed funds following the same fluctuation by increasing from 3.06% in 2006 to 3.47% in 2007.

The key performance measure for net interest income is the "net margin on interest-earning assets", or net interest income divided by average interest-earning assets. Our net interest margin for 2007 on a fully taxable equivalent basis was 4.57%, compared to 4.65% for 2006. Management attempts to maintain a net margin on interest-earning assets of 4.50% or higher. The net margin may decline, however, if competition increases, loan demand decreases, or the cost of funds rises faster than the return on loans and securities. Although such expectations are based on management's judgment, actual results will depend on a number of factors that cannot be predicted with certainty, and fulfillment of management's expectations cannot be assured.

Average Balances, Interest, and Yield

	For the Year Ended December 31, 2007			For the Year Ended December 31, 2006		
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Assets						
Federal funds sold	$ 2,331,261	$ 122,213	5.24%	$ 1,933,148	$ 94,711	4.90%
Interest-bearing deposits	173,848	9,826	5.65%	67,643	3,336	4.93%
Investment securities:						
U. S. government agency	18,514,279	900,919	4.87%	19,644,968	886,162	4.51%
Other securities	11,992	405	3.38%	-	-	0.00%
FHLB of Atlanta stock	2,841,196	172,182	6.06%	2,503,814	137,785	5.50%
Total investment securities	21,367,467	1,073,506	5.02%	22,148,782	1,023,947	4.62%
Loans:						
Commercial	43,148,598	3,880,169	8.99%	41,367,521	3,742,912	9.05%
Real estate	168,030,602	12,029,755	7.16%	160,080,308	10,932,321	6.83%
Consumer	4,799,881	411,913	8.58%	4,997,658	409,452	8.19%
Total loans	215,979,081	16,321,837	7.56%	206,445,487	15,084,685	7.31%
Allowance for loan losses	1,878,686			1,831,252		
Total loans, net of allowance	214,100,395	16,321,837	7.62%	204,614,235	15,084,685	7.37%
Total interest-earning assets	237,972,971	17,527,382	7.37%	228,763,808	16,206,679	7.08%
Noninterest-bearing cash	4,780,429			4,603,804		
Premises and equipment	5,317,744			3,836,740		
Other assets	3,692,513			2,514,753		
Total assets	$251,763,657			$239,719,105		
Liabilities and Stockholders' Equity						
Interest-bearing deposits						
Savings and NOW deposits	$ 36,517,815	197,973	0.54%	$ 39,669,113	226,611	0.57%
Money market and supernow	17,054,896	279,370	1.64%	16,904,685	217,950	1.29%
Other time deposits	75,627,295	3,318,208	4.39%	71,165,527	2,717,877	3.82%
Total interest-bearing deposits	129,200,006	3,795,551	2.94%	127,739,325	3,162,438	2.48%
Borrowed funds	62,323,960	2,858,593	4.59%	54,524,752	2,407,799	4.42%
Total interest-bearing liabilities	191,523,966	6,654,144	3.47%	182,264,077	5,570,237	3.06%
Noninterest-bearing deposits	31,452,061			31,471,363		
	222,976,027			213,735,440		
Other liabilities	2,340,051			971,091		
Stockholders' equity	26,447,579			25,012,574		
Total liabilities and Stockholders' equity	$251,763,657			$239,719,105		
Net interest spread			3.90%			4.02%
Net interest income		$10,873,238			$10,636,442	
Net margin on interest-earning assets			4.57%			4.65%

Interest on tax-exempt loans and investments are reported on a fully taxable equivalent basis (a non GAAP financial measure).

Analysis of Changes in Net Interest Income

	Year ended December 31, 2007 compared with 2006			Year ended December 31, 2006 compared with 2005		
		variance due to			variance due to	
	Total	Rate	Volume	Total	Rate	Volume
Earning assets						
Federal funds sold	$ 27,502	$ 6,978	$ 20,524	$ 28,002	$ 32,487	$ (4,485)
Interest-bearing deposits	6,490	552	5,938	776	954	(178)
Investment securities:						
U. S. government agency	14,757	67,457	(52,700)	106,980	116,527	(9,547)
FHLB stock	405	203	202	-	-	-
Other	34,397	14,758	19,639	81,674	52,490	29,184
Loans:						
Demand and time	137,257	(23,030)	160,287	847,128	498,203	348,925
Mortgage	1,097,434	541,189	556,245	1,380,766	674,849	705,917
Consumer	2,461	19,014	(16,553)	274	11,603	(11,329)
Total interest revenue	1,320,703	627,121	693,582	2,445,600	1,387,113	1,058,487
Interest-bearing liabilities						
Savings and NOW deposits	(28,638)	(11,195)	(17,443)	74,146	90,861	(16,715)
Money market and supernow	61,420	59,467	1,953	110,989	125,865	(14,876)
Other time deposits	600,331	422,415	177,916	490,429	358,975	131,454
Other borrowed funds	450,794	95,903	354,891	1,046,476	423,672	622,804
Total interest expense	1,083,907	566,590	517,317	1,722,040	999,373	722,667
Net interest income	$ 236,796	$ 60,531	$ 176,265	$ 723,560	$ 387,740	$ 335,820

Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non GAAP financial measure).
The variance that is due both to rate and volume is divided proportionally between the rate and volume variance.

Noninterest Revenue

Noninterest revenue for the 12 months ended December 31, 2007 was $2,444,800, compared to $1,145,791 in 2006. This increase resulted primarily from insurance commissions and increases in service charge income and overdraft checking fees during 2007 when compared to 2006. We acquired the Insurance Subsidiary in 2007, and its insurance commissions earned in 2007 accounted for a substantial portion of the increase in noninterest revenue when compared to 2006. Service charge income and overdraft checking fees increases were the direct result of the increase in volume of deposit accounts that we experienced during 2007. A significant portion of the service charges represented debit card fees, which totaled $183,414 (a 22.63% increase over 2006). These cards are gaining increased acceptance among our customer base.

The following table presents the principal components of noninterest revenue for the years ended December 31, 2007 and 2006:

Noninterest Revenue

	2007	2006
Service charges on deposit accounts	$ 986,299	$ 868,805
Insurance commissions	1,171,826	-
Other noninterest revenue	286,675	276,986
Total noninterest revenue	$2,444,800	$1,145,791
Noninterest revenue as a percentage of average total assets	0.97%	0.48%

Noninterest Expense

Noninterest expense for the 12-month period ended December 31, 2007 increased by $1,542,273, or 31.70%, to $6,406,737, from $4,864,464 in 2006. The largest component of this increase was a $1,130,386 (38.55%) increase in compensation and related expenses to $4,062,905 from $2,932,519 in 2006. This increase and the increase in other noninterest expenses resulted primarily from the acquisition of the Insurance Subsidiary in 2007 and the opening a new Bank branch in Church Hill, Maryland.

The following table presents the principal components of noninterest expense for the years ended December 31, 2007 and 2006:

Noninterest Expense

	2007	2006
Compensation and related expenses	$4,062,905	$2,932,519
Occupancy expense	367,453	271,145
Furniture and equipment expense	258,795	201,235
Data processing and correspondent bank costs	583,474	555,153
Director fees	131,957	132,907
Postage	84,986	75,582
Office supplies	79,323	67,461
Professional fees	110,981	107,019
Printing and stationery	41,746	43,712
Public relations and contributions	82,993	76,138
Telephone	38,558	32,717
Regulatory assessments	38,546	39,690
Loan products	33,764	37,463
Advertising	85,578	47,492
Insurance	29,307	27,774
Other	376,371	216,457
Total noninterest expense	$6,406,737	$4,864,464
Noninterest expense as a percentage of average total assets	2.54%	2.03%

Income Taxes

Our effective income tax rate was 37.2% in 2007 and 37.4% in 2006.

Results for the Fourth Quarter of 2007

Net income for the three months ended December 31, 2007 was $614,258, compared to $969,624 for the corresponding period in 2006. Earnings per share for the fourth quarters of 2007 and 2006 were $0.78 and $1.24, respectively. Increases in net interest income and noninterest income for the three months ended December 31, 2007, when compared to the corresponding period in 2006, were offset by increased income taxes, increased noninterest expenses and a substantial provision to the loan loss reserve.

Before provisions for loan losses, the net interest income increase of $24,779, from $2,636,907 for the three months ended December 31, 2006 to $2,661,686 for the three months ended December 31, 2007, was due primarily to loan revenues increasing faster than the cost of increased borrowed funds needed to fund loan demand. Comparing the fourth quarter of 2007 to the fourth quarter of 2006, interest revenue increased $254,843 while interest expense increased $230,064, with $135,538 of the increase related to borrowed funds. The provision for loan losses was increased by $540,000 during the fourth quarter of 2007, compared to no funding in 2006.

Noninterest income for the fourth quarter of 2007 increased $250,948 over the same period of 2006 to $517,575. This increase was due primarily to insurance commissions of $214,847 attributable to the Insurance Subsidiary that was acquired in 2007. Increases in service charges resulted from an increased volume of deposits.

Total noninterest expense increased $364,528 to $1,677,369 for the quarter ended Decermber 31, 2007, from $1,312,841 for the corresponding quarter of 2006. This increase is primarily the result of a $188,344 increase in salaries and employee benefits to $1,020,376 for the fourth quarter of 2007 from $832,032 for the fourth quarter of 2006. Occupancy expense inceased $42,865 to $112,708 for the fourth quarter of 2007 from $69,843 for the same period in 2006. Furniture and equipment expense increased $44,775 to $79,685 for the fourth quarter of 2007 from $34,910 for the same period in 2006. We anticipated these increases due to the opening of a new Bank branch and the acquision of the Insurance Subsidiary.

FINANCIAL CONDITION

Assets

Total assets increased 8.05% to $261,807,762 at December 31, 2007 when compared to assets at December 31, 2006. Average total assets for 2007 were $251,763,657, an increase of 5.02% over 2006. The loan portfolio represented 89.97% of average earning assets in 2007, compared to 89.44% in 2006, and was the primary source of income for the Company.

Funding for loans is provided primarily by core deposits, fed funds, and Federal Home Loan Bank borrowings. Total deposits increased 8.94% to $169,052,249 at December 31, 2007 when compared to 2006.

Composition of Loan Portfolio

Because loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that loan losses are not excessive), the absolute volume of loans and the volume as a percentage of total earning assets is an important determinant of net interest margin. Average loans, net of the allowance for loan losses, were $214,100,395 and $204,614,235 for 2007 and 2006, respectively, which constituted 89.97% and 89.44% of average interest-earning assets for the respective years. At December 31, 2007, our loan to deposit ratio was 130.39%, compared to 132.79% at December 31, 2006, while the ratio of average loans to average deposits were 133.27 % and 128.52% for 2007 and 2006, respectively. The securities sold under agreements to repurchase function like deposits with the securities providing collateral in place of the FDIC insurance. The Bank also borrows from correspondent banks and the Federal Home Loan Bank to fund loans. Our ratio of average loans to average deposits plus borrowed funds was 96.02% for the year December 31, 2007, compared to 95.73% for the year ended December 31, 2006. We extend loans primarily to customers located in and near Kent, Queen Anne's and Cecil Counties, Maryland. There are no industry concentrations in our loan portfolio. A substantial portion of our loans are, however, secured by real estate and, accordingly, the real estate market in the region will influence the performance of our loan portfolio.

The following table sets forth the composition of our loan portfolio at December 31, 2007 and 2006:

Composition of Loan Portfolio

	2007		2006	
	Amount	Percent of total	Amount	Percent of total
Commercial	$ 40,822,119	18.34%	$ 39,301,005	18.92%
Real estate – residential	56,041,357	25.18%	56,578,597	27.24%
Real estate - commercial	105,838,014	47.56%	91,017,077	43.81%
Construction	10,996,273	4.94%	12,046,143	5.80%
Consumer	8,827,512	3.98%	8,790,669	4.23%
Total loans	222,525,275	100.00%	207,733,491	100.00%
Deferred costs, net of deferred fees	229,242		203,949	
Allowance for loan losses	(2,328,792)		(1,860,283)	
Net loans	$220,425,725		$206,077,157	

The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio at December 31, 2007:

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2007			
	One year or less	Over one through five years	Over five years	Total
Commercial	$ 38,780,590	$ 1,919,894	$ 121,635	$ 40,822,119
Real estate – residential	24,583,571	31,426,592	31,194	56,041,357
Real estate - commercial	54,171,823	51,666,191	-	105,838,014
Construction	8,121,275	2,874,998	-	10,996,273
Consumer	5,478,379	3,208,496	140,637	8,827,512
Total	$131,135,638	$91,096,171	$ 293,466	$222,525,275
Fixed interest rate	$ 77,101,184	$86,765,620	$ 171,831	$164,038,635
Variable interest rate	54,034,454	4,330,551	121,635	58,486,640
Total	$131,135,638	$91,096,171	$ 293,466	$222,525,275

At December 31, 2007, $58,486,640, or 26.28%, of the total loans were either variable-rate loans or loans written on demand.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of its customers, we are a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Our exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. We generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. We evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments that we issue to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. See Note 4 to the Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report, for further information about these commitments.

Loan Quality

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the reserve level rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The overall evaluation of the adequacy of the total allowance for loan losses is based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, and previous collection experience, along with an assessment of the effects of external economic conditions.

Risk Elements of Loan Portfolio

	For the Years Ended December 31	
	2007	2006
Nonaccrual loans	$ 2,877,002	$ 23,201
Accruing loans past due 90 days or more	2,572,836	399,137

The following table, "Allocation of Allowance for Loan Losses", shows the specific allowance applied by loan type and also the general allowance included in the allowance for loan losses at December 31, 2007 and 2006:

Allocation of Allowance for Loan Losses

	2007		2006	
		Percentage (1)		Percentage (1)
Commercial	$1,189,836	18.34 %	$ 636,001	18.92 %
Real estate	919,367	77.68 %	910,782	76.85 %
Consumer	132,350	3.98 %	163,722	4.23 %
Unallocated	87,239		149,778	
Total	$2,328,792	100.00 %	$1,860,283	100.00 %

(1) Percentage of loans in category to total loans

The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. The provision for loan loss was $580,000 in 2007, which represents an increase of $340,000 over the $240,000 that was funded in 2006. The fluctuations in the provision for loan losses were due to growth in the overall portfolio, specifically commercial real estate loans, which have a higher level of risk versus the bank's historically low level of loss. In addition, the Bank was informed during the fourth quarter of 2007 that a large commercial customer was filing for bankruptcy protection. As a result, we added to our reserves in anticipation of potential losses in connection with this customer. The following table shows information about the allowance for loan losses for each of the last two years:

Allowance for Loan Losses

	2007	2006
Balance at beginning of year	$1,860,283	$1,649,420
Loan losses:		
Commercial	82,881	4,947
Mortgages	-	15,000
Consumer	31,882	16,214
Total loan losses	114,763	36,161
Recoveries on loans previously charged off		
Commercial	-	25
Mortgages	2,271	-
Consumer	1,001	6,999
Total loan recoveries	3,272	7,024
Net loan losses	111,491	29,137
Provision for loan losses charged to expense	580,000	240,000
Balance at end of year	$2,328,792	$1,860,283
Allowance for loan losses to loans outstanding at end of year	1.05%	0.90%
Net charge-offs to average loans	0.05%	0.01%

As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms. These loans are classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Interest on nonaccrual loans is recognized only when received. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

We had nonperforming loans of $5,449,838 and $422,338 at December 31, 2007 and 2006, respectively. Where real estate acquired by foreclosure and held for sale is included with nonperforming loans, the result comprises nonperforming assets. Nonperforming asset totals at December 31, 2007 and 2006 were the same as nonperforming loan totals. Loans are classified as impaired when the collection of contractual obligations, including principal and interest, is doubtful. Management considers the nonaccrual loans as of December 31, 2007 to be impaired loans.

Investment Securities

Our security portfolio is categorized as available-for-sale and held to maturity. Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of our overall asset/liability management strategy. Available-for-sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in stockholders' equity, net of applicable income taxes. We do not currently follow a strategy of making security purchases with a view of near-term resales and, therefore, do not own any securities classified as trading securities. Investment securities classified as held-to-maturity are held until they mature. Held-to maturity securities are held at amortized cost value. For additional information about the investment portfolio, see Note 3 to Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report.

The following table sets forth the maturities and weighted average yields of the investment portfolio as of
December 31, 2007.

	3 Months or Less		Over 3 Months to 1 Year		1 – 5 Years		5-10 Years		Over 10 Years	
	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield
Held to Maturity:										
U.S. government agencies	$1,999,403	3.58%	$3,493,180	4.38%	$7,525,199	4.90%	$ -	- %	$ -	- %
Mortgage backed securities	-	- %	-	- %	2,803	6.42%	5,566	6.38%	-	- %
Total Held to Maturity	$1,999,403	3.58%	$3,493,180	4.38%	$7,528,002	4.89%	$ 5,566	6.38%	$ -	- %
Available for Sale:										
U.S. government agencies	$ -	- %	$1,004,867	4.75%	$3,977,967	4.81%	$ -	- %	$ -	- %
Total Available for Sale	$ -	- %	$1,004,867	4.75%	$3,977,967	4.81%	$ -	- %	$ -	- %

Liquidity Management

Liquidity describes our ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. The funds invested in federal funds sold also provide liquidity, as do lines of credit, overnight federal funds, and reverse repurchase agreements available from correspondent banks. The aggregate amount available from correspondent banks under all lines of credit at December 31, 2007 was $24,400,000. Additionally, the Bank has a partially funded line of credit from the Federal Home Loan Bank of Atlanta. This line is secured by the Bank's residential mortgage loan portfolio.

Average liquid assets (cash and amounts due from banks, interest bearing deposits in other banks, federal funds sold, and investment securities) were 17.84% of average deposits for 2007, compared to 18.06% for 2006.

We have various financial obligations, including contractual obligations and commitments, that may require future cash payments. Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending, investing and deposit taking activities. Our profitability is primarily dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest-bearing liabilities mature or reprice at different intervals than interest-earning assets. The degree to which these different assets mature or reprice is known as interest rate sensitivity.

The primary objective of asset/liability management is to ensure the steady growth of net interest income. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Interest rate sensitivity may be controlled on either side of the balance sheet. On the asset side, management can exercise some control on maturities. Also, loans may be structured with rate floors and ceilings on variable rate notes and by providing for repricing opportunities on fixed rate notes. Our investment portfolio, including federal funds sold, provides the most flexible and fastest control over rate sensitivity since it can generally be restructured more quickly than the loan portfolio. On the liability side, deposit products can be restructured so as to offer incentives to attain the maturity distribution desired. Competitive factors sometimes make control over deposits more difficult and less effective.

The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

Several aspects of the asset mix of the balance sheet are continually evaluated: yield; credit quality; appropriate funding sources; and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The interest rate sensitivity position at December 31, 2007 is presented in the table "Interest Sensitivity Analysis". The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. We were liability-sensitive for the first three-month time horizon and asset-sensitive thereafter. For asset-sensitive institutions, if interest rates should decrease, the net interest margins should decline. Because all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Interest Sensitivity Analysis

	December 31, 2007				
	Within Three Months	After three but within twelve months	After one but within five years	After five years	Total
Assets					
Earning assets					
Interest-bearing deposits	$ 77,481	$ -	$ -	$ -	$ 77,481
Federal funds sold	4,440,438	-	-	-	4,440,438
Investment securities					
Available for sale	-	1,006,266	4,031,007	-	5,037,273
Held to maturity	1,999,403	3,493,180	7,528,002	5,566	13,026,151
Other	-	-	-	2,897,600	2,897,600
Loans	85,112,795	46,022,843	91,096,171	293,466	222,525,275
Total earning assets	$ 91,630,117	$ 50,522,289	$102,655,180	$ 3,196,632	$248,004,218
Liabilities					
Interest-bearing liabilities					
Money market and Supernow	$ 16,512,974	$ -	$ -	$ -	$ 16,512,974
Savings and NOW deposits	36,419,455	-	-	-	36,419,455
Certificates $100,000 and over	9,891,977	7,467,871	9,098,275	-	26,458,123
Certificates under $100,000	13,089,108	15,559,322	24,382,523	-	53,030,953
Securities sold under agreements to repurchase	8,038,584	400,000	602,892	-	9,041,476
Notes payable	9,000,000	13,000,000	31,000,000	192,597	53,192 597
Total interest-bearing liabilities	$92,952,098	$ 36,427,193	$ 65,083,690	$ 192,597	$194,655,578
Period gap	($1,321,981)	$ 14,095,096	$ 37,571,490	$ 3,004,035	$ 53,348,640
Cumulative gap	(1,321,981)	12,773,115	50,344,605	53,348,640	53,348,640
Ratio of cumulative gap to total earning assets	(0.53%)	5.15%	20.30%	21.51%	21.51%

In addition to gap analysis, we use simulation models to quantify the effect a hypothetical immediate plus or minus 200 basis point change in rates would have on net interest income and the fair value of capital. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model. As of December 31, 2007 and 2006, the models produced similar sensitivity profiles for net interest income and the fair value of capital, which are provided below.

	Immediate Change in Rates				
	+200 Basis Points	+100 Basis Points	-100 Basis Points	-200 Basis Points	Policy Limit
2007					
% Change in Net Interest Income	4.12%	2.07%	-2.55%	-5.62%	±10%
% Change in Fair Value of Capital	5.89%	2.88%	-3.26%	-6.50%	±20%
2006					
% Change in Net Interest Income	3.26%	1.66%	-2.15%	-5.03%	±10%
% Change in Fair Value of Capital	6.79%	3.44%	-3.82%	-8.10%	±20%

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $9,259,889, or 5.08%, to $191,523,966 in 2007, compared to $182,264,077 in 2006. Average interest-bearing deposits increased $1,460,681, or 1.14%, to $129,200,006 in 2007 compared to $127,739,325 in 2006. Correspondingly, average demand deposits decreased $19,302, or 0:06%, to $31,452,061 in 2007 from $31,471,363 in 2006.

Total deposits at December 31, 2007 were $169,052,249, an increase of 8.94% when compared to deposits of $155,185,584 at December 31, 2006.

The following table sets forth the Company's deposits by category at December 31, 2007 and 2006:

	2007		2006	
	Amount	Percent of Deposits	Amount	Percent of deposits
Demand deposit accounts	$ 36,630,744	21.67%	$ 29,900,976	19.27%
Savings and NOW accounts	36,419,455	21.54%	37,380,211	24.09%
Money market and Supernow accounts	16,512,974	9.77%	15,969,968	10.29%
Time deposits less than $100,000	53,030,953	31.37%	49,153,441	31.67%
Time deposits of $100,000 or more	26,458,123	15.65%	22,780,988	14.68%
Total deposits	$169,052,249	100.00%	$155,185,584	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits increased $10,189,530 during 2007 primarily due to satisfying our customers' banking needs and appealing to our competitor's dissatisfied customers that have resulted from them being acquired by an out of state Bank. In the past, deposits, and particularly core deposits, have been our primary source of funding and had enabled the Company to meet its short-term liquidity needs. Due to increased loan demand, we have borrowed from correspondent banks and the Federal Home Loan Bank of Atlanta to meet liquidity needs. The maturity distribution of our time deposits over $100,000 at December 31, 2007 is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 or More
December 31, 2007

	Within three Months	After three through six months	After six through 12 Months	After 12 Months	Total
Certificates of Deposit - $100,000 or more	$9,891,977	$1,808,036	$5,659,835	$9,098,275	$26,458,123

Large certificate of deposit customers tend to be extremely sensitive to interest rates, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, we do not typically purchase brokered deposits.

The average balance of borrowings increased $7,799,208, or 14.30%, in 2007, compared to an increase of $15,424,670, or 39.45%, in 2006. The increase in 2007 over 2006 was due primarily to the fact that deposits increased during 2007 but at approximately half the rate of the increased loan portfolio.

Short-term Borrowings

The following table sets forth our position with respect to short-term borrowings for each of the last two years ended December 31:

	2007		2006	
	Amount	Rate	Amount	Rate
At year end:				
Federal Home Loan Bank (daily re-price)	$ -	0.00%	$ -	0.00%
Repurchase Agreements	9,041,476	0.96%	9,513,593	2.85%
Federal Funds Borrowed	-	0.00%	6,060,000	1.60%
	$ 9,041,476		$15,573,593	
Average for the year:				
Federal Home Loan Bank (daily re-price)	$ -	0.00%	$ 3,897,288	4.91%
Retail Repurchase Agreements	8,236,694	3.70%	8,376,061	3.46%
Federal Funds Borrowed	1,626,893	5.87%	2,157,036	5.47%
Maximum Month End Balance:				
Federal Home Loan Bank (daily re-price)	$ -		$ 7,000,000	
Retail Repurchase Agreements	9,123,069		9,513,593	
Federal Funds Borrowed	6,900,000		6,060,000	

The Bank may borrow up to approximately 30% of total assets from the Federal Home Loan Bank (FHLB) through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Bank's real estate mortgage loans. The Bank was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

We provide collateral of 105% of the repurchase agreement balances by pledging U.S. Government Agency securities.

The Bank has lines of credit of $19,400,000 in unsecured overnight federal funds and $5,000,000 in secured overnight federal funds with correspondent banks at December 31, 2007.

Capital

Under the capital adequacy guidelines of the FRB and the FDIC, the Company and the Bank are required to maintain minimum capital ratios. These requirements are described above in Item 1 or Part I under "Regulation and Supervision—Capital Requirements". At December 31, 2007 and 2006, the Company and the Bank were considered "well-capitalized". The table below compares the capital ratios of the Bank with the regulatory minimums. Because the Company's only assets in 2007 other than its equity interest in the Bank and insurance agency was a small amount of cash, its capital ratios do not differ materially from those of the Bank.

Analysis of Capital

	Required Minimums	Actual Ratios 2007 Bank	Actual Ratios 2006 Bank
Total risk-based capital ratio	8.0%	13.5%	14.0%
Tier I risk-based capital ratio	4.0%	12.5%	13.0%
Tier I leverage ratio	4.0%	10.7%	11.0%

Accounting Rule Changes

The following are recent accounting pronouncements approved by the Financial Accounting Standards Board (FASB). These Statements will not have any material impact on the financial statement of the Company.

In December 2007, the FASB issued SFAS no. 141 (revised 2007), *Business Combinations.* SFAS No. 141(R) will significantly change the accounting for business combinations in a number of areas, including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development costs and restructuring costs. Additionally, under SFAS No 141(R), changes in deferred tax asset valuation allowances and acquired income uncertainties in a business combination after the measurement period will impact income tax expense. The provisions of this standard are effective beginning January 1, 2009. We do not expect that SFAS No. 141(R) will have a material impact on our consolidated results of operations or financial position.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and amends SFAS No. 115, to among other things require certain disclosures for amounts for which the fair value option is applied. Additionally, this standard provides that an entity may reclassify held-to-maturity and available-for-sale securities to the trading account, when the fair value option is elected for such securities, without calling into question the intent to hold other securities to maturity in the future. This standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, or January 1, 2008. SFAS No. 159 permits early adoption as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. SFAS No. 159 will not have a material impact on our consolidated results of operations or financial position. We do not anticipate measuring assets or liabilities under this standard.

In September 2006, the Financial Accounting Standards Board (FASB) ratified the consensus reached by the Emerging Issues Task Force ("EITF") on issue No.05-4, *Accounting for deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangement* determining whether the postretirement benefit associated with an endorsement split-dollar life insurance arrangement is effectively settled in accordance with FASB Statement No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* (or Opinion 12, *Omnibus Opinion*-1967, if the arrangement does not constitute a plan). The Task Force concluded that for a split-dollar life insurance arrangement, an employer should recognize a liability for future benefits in accordance with Statement 106 or Opinion 12 (depending on whether a substantive plan is deemed to exist) based on the substantive agreement with the employee. The adoption of EITF Issue No. 06-4, which is effective for fiscal years beginning after December 15, 2007, will not have a material impact on our consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 will not have a material impact on our consolidated results of operations or financial position. The standard will require us to provide additional disclosure as to the ranking of the valuation methods used in deriving fair values.

The accounting policies adopted by management are consistent with accounting principles generally accepted in the United States of America and are consistent with those followed by peer banks.

Financial Highlights
Five years ended December 31, 2007

	2007	2006	2005	2004	2003
	(dollars in thousands except per share amounts)				
Deposits	**$169,052**	$155,186	$163,961	$159,763	$147,757
Investments, including stock	**20,961**	21,399	22,187	21,015	26,346
Loans (net of the allowance for loan losses)	**220,426**	206,077	203,144	170,593	137,800
Stockholders' equity before accumulated other comprehensive income	**28,773**	26,444	23,575	21,121	19,552
Assets	**261,808**	242,305	238,291	202,946	180,397
Net income	**3,899**	4,116	3,622	2,889	2,260
Return on average assets	**1.55%**	1.72%	1.62%	1.54%	1.34%
Return on average equity	**14.74%**	16.45%	16.14%	13.98%	11.56%
Earnings per share	**4.96**	5.22	4.59	3.64	2.84
Dividends per share	**1.67**	1.58	1.48	1.38	1.30
Book value per share before accumulated other comprehensive income	**36.63**	33.52	29.88	26.77	24.62
Number of shares outstanding	**785,512**	789,012	789,012	789,012	794,012

COMMITTEES

EXECUTIVE COMMITTEE
Patricia Joan O. Horsey, Chairperson
Two Directors (1)
Thomas G. Stevenson
William G. Wheatley

CAPITAL COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Robert W. Clark, Jr.
Patricia Joan O. Horsey
Thomas G. Stevenson
William G. Wheatley

INVESTMENT COMMITTEE
Stefan R. Skipp, Chairman
Patrick McClary, Vice-Chairman
Gary B. Fellows
Patricia Joan O. Horsey
Thomas G. Stevenson
H. Lawrence Lyons

(1) Rotate Quarterly

AUDIT COMMITTEE
E. Jean Anthony, Chairperson
Robert W. Clark, Jr.
Gary B. Fellows
Patricia Joan O. Horsey

NOMINATING COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Gary B. Fellows
Herman E. Hill, Jr.
P. Patrick McClary
Thomas G. Stevenson

PERSONNEL/COMPENSATION COMMITTEE
P. Patrick McClary, Chairman
Elizabeth A. Strong, Vice-Chairperson
E. Jean Anthony
LaMonte E. Cooke
Herman E. Hill, Jr.

PENSION/PROFIT SHARING 401(K) COMMITTEE
E. Jean Anthony, Chairperson
Thomas G. Stevenson
Elizabeth A. Strong
H. Lawrence Lyons

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,	
ASSETS	**2007**	2006
Cash and due from banks	$ 5,399,704	$ 5,990,866
Federal funds sold	4,440,438	1,474,544
Cash and cash equivalents	9,840,142	7,465,410
Securities available for sale	5,037,273	7,937,008
Securities held to maturity (fair value of $13,198,704 and $10,887,433)	13,026,151	10,928,766
Federal Home Loan Bank stock, at cost	2,897,600	2,533,100
Loans, less allowance for loan losses of $2,328,792 and $1,860,283	220,425,725	206,077,157
Premises and equipment	5,901,649	3,991,077
Goodwill and intangible assets	767,932	-
Accrued interest receivable	1,814,574	1,445,833
Deferred income taxes	1,121,746	918,012
Other assets	974,970	1,008,419
	$ 261,807,762	$ 242,304,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest bearing checking	$ 36,630,744	$ 29,900,976
Savings and NOW	36,419,455	37,380,211
Money market and Super NOW	16,512,974	15,969,968
Other time	79,489,076	71,934,429
	169,052,249	155,185,584
Securities sold under repurchase agreements and federal funds purchased	9,041,476	15,573,593
Federal Home Loan Bank advances	53,000,000	43,700,000
Other borrowings	192,597	-
Accrued interest payable	521,219	469,747
Other liabilities	1,960,427	1,768,702
	233,767,968	216,697,626
Stockholders' equity		
Common stock, par value $10 per share; authorized 1,000,000 shares; issued and outstanding 785,512 shares in 2007 and 789,012 shares in 2006	7,855,120	7,890,120
Additional paid-in capital	2,920,866	2,920,866
Retained earnings	17,997,286	15,632,965
	28,773,272	26,443,951
Accumulated other comprehensive income (loss)		
Unrealized gain (loss) on available for sale securities	32,967	(16,261)
Unfunded liability for defined benefit plan	(766,445)	(820,534)
	28,039,794	25,607,156
	$ 261,807,762	$ 242,304,782

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31, 2007	2006
Interest and dividend revenue		
Loans, including fees	$ 16,253,268	$ 15,031,910
U.S. government agency securities	859,323	845,251
Federal funds sold	122,213	94,711
Other	174,018	134,601
Total interest and dividend revenue	17,408,822	16,106,473
Interest expense		
Deposits	3,795,551	3,162,438
Borrowed funds	2,858,593	2,407,799
Total interest expense	6,654,144	5,570,237
Net interest income	10,754,678	10,536,236
Provision for loan losses	580,000	240,000
Net interest income after provision for loan losses	10,174,678	10,296,236
Noninterest revenue		
Service charges on deposit accounts	986,299	868,805
Insurance commissions	1,171,826	-
Other noninterest revenue	286,675	276,986
Total noninterest revenue	2,444,800	1,145,791
Noninterest expense		
Salaries	3,053,372	2,111,881
Employee benefits	1,009,533	820,638
Occupancy	367,453	271,145
Furniture and equipment	258,795	201,235
Other operating	1,717,584	1,459,565
Total noninterest expense	6,406,737	4,864,464
Income before income taxes	6,212,741	6,577,563
Income taxes	2,313,246	2,461,862
Net income	$ 3,899,495	$ 4,115,701
Earnings per common share - basic and diluted	$ 4.96	$ 5.22

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 and 2006

	Common stock Shares	Common stock Par value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income
Balance, December 31, 2005	789,012	$7,890,120	$2,920,866	$12,763,903	$ (6,668)	
Net income	-	-	-	4,115,701	-	$ 4,115,701
Unrealized loss on investment securities available for sale net of income taxes of $6,036	-	-	-	-	(9,593)	(9,593)
Comprehensive income						$ 4,106,108
Recognition of underfunded status of defined benefit plan net of income taxes of $516,276	-	-	-	-	(820,534)	
Cash dividend, $1.58 per share	-	-	-	(1,246,639)	-	
Balance, December 31, 2006	789,012	7,890,120	2,920,866	15,632,965	(836,795)	
Net income	-	-	-	3,899,495	-	$ 3,899,495
Change in underfunded status of defined benefit plan net of income taxes of $17,020	-	-	-	-	54,089	54,089
Unrealized gain on investment securities available for sale net of income taxes of $31,718	-	-	-	-	49,228	49,228
Comprehensive income						$ 4,002,812
Repurchase of stock	(3,500)	(35,000)	-	(220,500)	-	
Cash dividend, $1.67 per share	-	-	-	(1,314,674)	-	
Balance, December 31, 2007	785,512	$ 7,855,120	$ 2,920,866	$ 17,997,286	$ (733,478)	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2007	2006
Cash flows from operating activities		
Interest received	$ 16,961,337	$ 15,757,125
Fees and commissions received	2,444,801	1,145,792
Interest paid	(6,602,672)	(5,420,477)
Cash paid to suppliers and employees	(5,775,379)	(4,863,483)
Income taxes paid	(2,565,718)	(2,653,453)
	4,462,369	3,965,504
Cash flows from investing activities		
Proceeds from maturities and calls of investment securities		
Held to maturity	1,002,269	3,001,687
Available for sale	3,000,000	3,500,000
Purchase of investment securities		
Held to maturity	(3,065,521)	(2,007,773)
Available for sale	-	(3,425,525)
Purchase of Federal Home Loan Bank stock	(364,500)	(250,700)
Loans made, net of principal collected	(14,903,275)	(3,046,932)
Purchase of premises, equipment, and software	(1,657,783)	(380,374)
Acquisition of insurance agency, net	(884,634)	-
	(16,873,444)	(2,609,617)
Cash flows from financing activities		
Net increase (decrease) in		
Time deposits	7,554,647	1,917,108
Other deposits	6,312,018	(10,692,894)
Securities sold under repurchase agreements and federal funds purchased	(6,532,117)	6,322,353
Federal Home Loan Bank advances	29,000,000	15,000,000
Repayment of Federal Home Loan Bank advances	(19,700,000)	(12,000,000)
Repayments of other borrowings	(278,567)	-
Dividends paid	(1,314,674)	(1,246,639)
Repurchase of stock	(255,500)	-
	14,785,807	(700,072)
Net increase in cash and cash equivalents	2,374,732	655,815
Cash and cash equivalents at beginning of year	7,465,410	6,809,595
Cash and cash equivalents at end of year	$ 9,840,142	$ 7,465,410

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	YEARS ENDED DECEMBER 31,	
	2007	2006
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 3,899,495	$ 4,115,701
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of premiums and accretion of discounts	(53,453)	(45,297)
Provision for loan losses	580,000	240,000
Depreciation and software amortization	243,481	208,399
Amortization of intangible assets	55,000	-
Deferred income taxes	(252,472)	(90,804)
Decrease (increase) in		
Accrued interest receivable	(368,741)	(177,456)
Other assets	233,679	(249,476)
Increase (decrease) in		
Deferred origination fees and costs, net	(25,293)	(126,596)
Income taxes payable, net of refunds	-	(100,786)
Accrued interest payable	51,472	149,760
Other liabilities	99,201	42,059
	$ 4,462,369	$ 3,965,504
Supplemental disclosure regarding insurance agency acquisition		
Fair value of assets acquired	$ 696,499	$ -
Fair value of liabilities assumed	(634,797)	-
Purchase price in excess of net assets acquired	822,932	-
Net cash paid for insurance agency acquisition	$ 884,634	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The accounting and reporting policies reflected in the accompanying financial statements conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Principles of consolidation

Peoples Bancorp, Inc. and its subsidiaries, The Peoples Bank, a Maryland commercial bank ("the Bank") and Fleetwood, Athey, MacBeth & McCown, Inc. a Maryland insurance agency (the "Insurance Subsidiary"), operate primarily in the Maryland counties of Kent and Queen Anne's. The consolidated financial statements include the accounts of the Company, the Bank, and the Insurance Subsidiary. Intercompany balances and transactions have been eliminated. References in these notes to the Company are intended to mean Peoples Bancorp, Inc. and, as the context requires, the Bank and the Insurance Subsidiary.

Nature of business

The Bank, which maintains a Main office and five branches, offers deposit services and loans to individuals, small businesses, associations, and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders, travelers cheques, and on-line banking with bill payment service. The Bank also offers credit card services and discount brokerage services through a correspondent.

The Insurance Subsidiary operates from one location in Kent County and provides a full range of insurance products to businesses and consumers. Product lines include property, casualty, life, marine, long-term care and health insurance.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies** (Continued)

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost, which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life in the case of mortgage-backed securities. Amortization and accretion are recorded using the interest method. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Gains and losses on the sale of securities are determined using the specific identification method.

Loans and allowance for loan losses

Loans are stated at their outstanding unpaid principal balance adjusted for deferred origination costs, deferred origination fees, and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. When the accrual of interest is discontinued, loans are reviewed for impairment. Past due status is based on contractual terms of the loan. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest revenue.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes a loan is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to ten years for furniture and equipment and ten to forty years for premises.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies** (Continued)

Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Goodwill is not ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Intangible assets that have finite lives are amortized over their estimated useful lives and are also subject to impairment testing. The Company's intangible assets have finite lives and are amortized on a straight-line basis over periods not exceeding 10 years.

Advertising

Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Income taxes

The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred income taxes are provided for the temporary differences between financial and taxable income.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Per share data

Earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. The weighted average number of shares outstanding were 786,950 and 789,012 for 2007 and 2006, respectively. There are no dilutive shares.

2. **Cash and Due From Banks**

The Company normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit, including unsecured federal funds sold to the same banks, were $5,421,260 for 2007 and $4,861,158 for 2006.

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Company's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Investment Securities**

Investment securities are summarized as follows:

December 31, 2007	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. government agency	$ 4,982,834	$ 54,439	$ -	$ 5,037,273
Held to maturity				
U. S. government agency	$ 13,017,782	$ 180,370	$ 7,808	$ 13,190,344
Mortgage-backed securities	8,369	7	16	8,360
	$ 13,026,151	$ 180,377	$ 7,824	$ 13,198,704
December 31, 2006				
Available for sale				
U. S. government agency	$ 7,963,514	$ 3,466	$ 29,972	$ 7,937,008
Held to maturity				
U. S. government agency	$ 10,918,105	$ 46,127	$ 87,510	$ 10,876,722
Mortgage-backed securities	10,661	50	-	10,711
	$ 10,928,766	$ 46,177	$ 87,510	$ 10,887,433

Contractual maturities and the amount of pledged securities are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for sale		Held to maturity	
December 31, 2007	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	$ 1,004,867	$ 1,006,266	$ 5,492,583	$ 5,495,088
Over one to five years	3,977,967	4,031,007	7,525,199	7,695,256
Mortgage-backed securities	-	-	8,369	8,360
	$ 4,982,834	$ 5,037,273	$ 13,026,151	$ 13,198,704
Pledged securities	$ 2,254,626	$ 2,279,019	$ 6,726,475	$ 6,808,743
December 31, 2006				
Maturing				
Within one year	$ 2,980,724	$ 2,968,600	$ 999,709	$ 996,400
Over one to five years	4,982,790	4,968,408	9,918,396	9,880,322
Mortgage-backed securities	-	-	10,661	10,711
	$ 7,963,514	$ 7,937,008	$ 10,928,766	$ 10,887,433
Pledged securities	$ 3,250,142	$ 3,236,853	$ 5,738,744	$ 5,690,976

Investments are pledged to secure the deposits of federal and local governments and as collateral on repurchase agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Investment Securities** (Continued)

Securities in a continuous unrealized loss position at December 31, 2007, are as follows:

	Less than 12 months		12 months or longer		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
U.S. government agency	$ 16	$ 2,787	$ 7,808	$ 3,491,084	$ 7,824	$ 3,493,871

All unrealized losses on securities as of December 31, 2007, are considered to be temporary losses. Each security will be redeemed at face value at, or prior to, maturity. In most cases, the temporary impairment in value is caused by market interest rate fluctuations.

4. **Loans and Allowance for Loan Losses**

Major classifications of loans as of December 31, are as follows:

	2007	2006
Real estate		
Residential	$ 56,041,357	$ 56,578,597
Commercial	105,838,014	91,017,077
Construction	10,996,273	12,046,143
Commercial	40,822,119	39,301,005
Consumer	8,827,512	8,790,669
	222,525,275	207,733,491
Deferred costs, net of deferred fees	229,242	203,949
Allowance for loan losses	(2,328,792)	(1,860,283)
	$ 220,425,725	$ 206,077,157

The rate repricing and maturity distribution of the loan portfolio is as follows:

	2007	2006
Within ninety days	$ 85,112,795	$ 69,467,493
Over ninety days to one year	46,022,843	42,145,950
Over one year to five years	91,096,171	95,519,704
Over five years	293,466	600,344
	$ 222,525,275	$ 207,733,491

Transactions in the allowance for loan losses were as follows:

	2007	2006
Beginning balance	$ 1,860,283	$ 1,649,420
Provision charged to operations	580,000	240,000
Recoveries	3,272	7,024
	2,443,555	1,896,444
Loans charged off	114,763	36,161
Ending balance	$ 2,328,792	$ 1,860,283

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. **Loans and Allowance for Loan Losses** (Continued)

Loans on which the accrual of interest has been discontinued or reduced, and the interest that would have been accrued at December 31, are as follows. Management considers its nonaccrual loans to be impaired loans.

	2007	2006
Nonaccrual loan balances	$ 2,877,002	$ 23,201
Interest not accrued	63,999	1,479

Amounts past due 90 days or more at December 31, still accruing interest, are as follows:

	2007	2006
Demand and time	$ 396,003	$ 186,110
Mortgage	2,162,829	213,027
Installment	14,004	-
	$ 2,572,836	$ 399,137

Outstanding loan commitments, unused lines of credit, and letters of credit as of December 31, are as follows:

	2007	2006
Check loan lines of credit	$ 1,569,366	$ 1,198,646
Mortgage lines of credit	12,096,030	14,303,546
Other lines of credit	11,037,113	13,928,982
Undisbursed construction loan commitments	1,253,806	2,394,925
	$ 25,956,315	$ 31,826,099
Standby letters of credit	$ 4,636,444	$ 5,162,739

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. The Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contract amount of the commitment. Management is not aware of any accounting loss the Company will incur by the funding of these commitments.

The Company lends to customers located primarily in and near Kent County, Queen Anne's County, and Cecil County, Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Premises and Equipment

A summary of premises and equipment and related depreciation expense as of December 31, is as follows:

	2007	2006
Land	$ 2,432,279	$ 1,564,665
Premises	4,289,137	3,340,768
Furniture and equipment	2,441,325	2,049,113
	9,162,741	6,954,546
Accumulated depreciation	3,261,092	2,963,469
Net premises and equipment	$ 5,901,649	$ 3,991,077
Depreciation expense	$ 237,211	$ 202,128

Computer software included in other assets and the related amortization are as follows:

	2007	2006
Cost	$ 69,284	$ 69,284
Accumulated amortization	66,149	59,879
Net computer software	$ 3,135	$ 9,405
Amortization expense	$ 6,270	$ 6,271

The Company has signed agreements with contractors for construction of a new branch in Sudlersville, Maryland. Remaining payments to the contractors under the agreements totaled $582,998 as of December 31, 2007.

6. Other Time Deposits

Maturities of other time deposits as of December 31, are as follows:

	2007	2006
Within one year	$ 46,008,278	$ 26,090,086
Over one to two years	3,184,647	16,006,535
Over two to three years	7,798,720	3,531,238
Over three to four years	15,060,021	8,657,990
Over four to five years	7,437,410	17,630,679
Over five years	-	17,901
	$ 79,489,076	$ 71,934,429

Included in other time deposits are certificates of deposit in amounts of $100,000 or more of $26,458,123 and $22,780,988, as of December 31, 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements represent borrowings from customers. The government agency securities that are the collateral for these agreements are owned by the Company and maintained in the custody of a nonaffiliated bank. Additional information is as follows:

	2007	2006
Maximum month-end amount outstanding	$ 9,123,069	$ 9,513,593
Average amount outstanding	8,245,549	8,376,061
Average rate paid during the year	3.70%	3.46%
Investment securities underlying agreements at year-end		
Book value	6,173,970	6,113,792
Estimated fair value	6,097,162	6,070,972

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Notes Payable and Lines of Credit

The Company may borrow up to approximately 30% of total assets from the Federal Home Loan Bank (the "FHLB") through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Company's real estate mortgage loans. The Company was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

The Company's borrowings from the FHLB as of December 31, 2007 and 2006, are summarized as follows:

Maturity date	Interest rate	2007 Balance	2006 Balance
August 2, 2017	4.34%	$ 5,000,000	$ -
January 26, 2017	4.36%	5,000,000	-
March 10, 2015	3.44%	-	2,000,000
March 9, 2012	4.29%	2,000,000	-
June 22, 2010	5.59%	1,000,000	-
April 2, 2010	5.02%	2,000,000	-
March 22, 2010	4.04%	2,000,000	-
January 25, 2010	5.29%	2,000,000	-
December 2, 2009	5.08%	5,000,000	5,000,000
October 22, 2009	4.53%	2,000,000	-
November 2, 2009	variable	-	5,000,000
September 25, 2009	5.48%	1,000,000	-
August 25, 2009	5.48%	1,000,000	-
July 22, 2009	5.55%	1,000,000	-
June 8, 2009	5.05%	1,000,000	1,000,000
May 18, 2009	5.28%	1,000,000	1,000,000
April 6, 2009	5.11%	2,000,000	-
March 17, 2009	5.28%	2,000,000	2,000,000
January 26, 2009	5.36%	2,000,000	-
January 16, 2009	5.28%	1,000,000	1,000,000
December 5, 2008	4.90%	3,000,000	3,000,000
October 21, 2008	4.37%	2,000,000	2,000,000
September 22, 2008	5.50%	1,000,000	-
August 18, 2008	5.28%	1,000,000	1,000,000
July 25, 2008	5.61%	1,000,000	1,000,000
June 20, 2008	4.37%	2,000,000	2,000,000
April 11, 2008	4.36%	3,000,000	3,000,000
March 10, 2008	4.24%	2,000,000	2,000,000
December 20, 2007	4.32%	-	2,000,000
October 22, 2007	4.17%	-	1,700,000
September 10, 2007	4.14%	-	2,000,000
June 25, 2007	4.16%	-	2,000,000
April 5, 2007	4.32%	-	2,000,000
April 2, 2007	4.35%	-	2,000,000
January 25, 2007	variable	-	1,000,000
		$ 53,000,000	$ 43,700,000

The outstanding advances require interest payments monthly or quarterly with principle due at maturity.

In addition to the line from the FHLB, the Company has lines of credit of $19,400,000 in unsecured overnight federal funds and $5,000,000 in secured overnight federal funds at December 31, 2007. As of December 31, 2007, the Company had no borrowings under these federal funds lines of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes

The components of income tax expense are as follows:

	2007	2006
Current		
Federal	$ 2,156,068	$ 2,158,555
State	409,650	394,111
	2,565,718	2,552,666
Deferred	(252,472)	(90,804)
	$ 2,313,246	$ 2,461,862

The components of the deferred income tax expense are as follows:

	2007	2006
Provision for loan losses and bad debts	$ (202,479)	$ (81,435)
Prepaid pension costs	(22,107)	(19,810)
Depreciation and amortization	8,772	(1,021)
Discount accretion	7,707	25,221
Nonaccrual interest	(24,673)	9,957
Deferred compensation	(19,692)	(23,716)
	$ (252,472)	$ (90,804)

The components of the net deferred income tax asset are as follows:

	2007	2006
Deferred income tax assets		
Allowance for loan losses and bad debt reserve	$ 791,938	$ 589,459
Deferred compensation	169,832	150,140
Pension liability	349,775	344,687
Nonaccrual interest	25,244	571
Unrealized loss on investment securities available for sale	-	10,244
	1,336,789	1,095,101
Deferred income tax liabilities		
Depreciation and amortization	151,204	142,432
Discount accretion	42,364	34,657
Unrealized gain on investment securities available for sale	21,475	-
	215,043	177,089
Net deferred income tax asset	$ 1,121,746	$ 918,012

A reconciliation of the provisions for income taxes from statutory federal rates to effective rates follows:

	2007	2006
Tax at statutory federal income tax rate	34.0 %	34.0 %
Tax effect of		
Tax-exempt income	(0.5)	(0.5)
State income taxes, net of federal benefit	3.8	3.8
Change in State income tax rate	(0.2)	-
Other, net	0.1	0.1
	37.2 %	37.4 %

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Profit Sharing Plan

The Company has a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code that covers all employees with one year of service who have attained age 21. The Company matches 15% of employee contributions to the Plan, up to a maximum of 2% of pay. The Company may make discretionary contributions to the Plan in amounts approved by the Board of Directors. The Company's contributions to the plan, included in employee benefits expense for 2007 and 2006, were $55,895 and $54,352, respectively.

11. Pension

The Company has a defined benefit pension plan covering substantially all of the employees. Benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final ten full years before retirement. The Company's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method.

The following table sets forth the financial status of the plan at December 31:

	2007	2006
Change in plan assets		
Fair value of plan assets at beginning of year	$ 1,876,004	$ 1,632,084
Actual return on plan assets	98,014	71,702
Employer contribution	185,000	191,500
Benefits paid	(80,579)	(19,282)
Fair value of plan assets at end of year	2,078,439	1,876,004
Change in benefit obligation		
Benefit obligation at beginning of year	2,768,513	2,533,301
Service cost	150,062	141,367
Interest cost	170,242	157,824
Benefits paid	(80,579)	(19,282)
Actuarial loss (gain)	(43,058)	(44,697)
Benefit obligation at end of year	2,965,180	2,768,513
Funded status	$ (886,741)	$ (892,509)
Assets and liabilities recognized in the consolidated balance sheets were:		
Other assets	$ 378,960	$ 444,301
Other liabilities	(1,265,701)	(1,336,810)
	$ (886,741)	$ (892,509)
Amounts recognized in accumulated other comprehensive income (AOCI) were:		
Net loss	$ 1,271,214	$ 1,343,700
Net prior service cost	(5,513)	(6,890)
Pre-tax adjustment to AOCI	1,265,701	1,336,810
Income taxes	(499,256)	(516,276)
Net adjustment to AOCI	$ 766,445	$ 820,534
Accumulated benefit obligation	$ 1,830,350	$ 1,638,250

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. **Pension** (Continued)

Net pension expense includes the following components:

	2007	2006
Service cost	$ 150,062	$ 141,367
Interest cost	170,242	157,824
Expected return on assets	(118,935)	(105,101)
Amortization of transition asset	-	(5,489)
Amortization of prior service cost	(1,377)	(1,377)
Amortization of loss	50,350	55,571
Net pension expense	$ 250,342	$ 242,795

Assumptions used in the accounting for net pension expense were:

	2007	2006
Discount rates	6.25%	6.25%
Rate of increase in compensation level	5.00%	5.00%
Long-term rate of return on assets	6.25%	6.25%

The Company intends to contribute approximately $415,747 to the Plan in 2008.

Benefits expected to be paid from the Plan are as follows:

Year	Amount
2008	$ 49,327
2009	52,491
2010	57,225
2011	57,225
2012	73,631
2013-2017	608,689

The long-term rate of return on assets assumption considers the current earnings on assets of the Plan as well as the effects of asset diversification. The Plan's investment strategy is to earn a reasonable return while safeguarding the benefits promised to employees. All assets of the Plan are invested in deposit accounts at the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Other Operating Expenses

Other operating expenses consist of the following:

	2007	2006
Data processing and correspondent fees	$ 583,474	$ 555,153
Directors' fees	131,957	132,907
Professional fees	110,981	107,019
Advertising	85,578	47,492
Postage	84,986	75,582
Public relations and contributions	82,993	76,138
Office supplies	79,323	67,461
Printing and stationery	41,746	43,712
Telephone	38,558	32,717
Regulatory assessments	38,546	39,690
Loan product costs	33,764	37,463
Insurance	29,307	27,774
Other	376,371	216,457
	$ 1,717,584	$ 1,459,565

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Related Party Transactions

In the normal course of banking business, loans are made to senior officers and directors of the Company as well as to companies and individuals affiliated with those officers and directors. The terms of these transactions are substantially the same as the terms provided to other borrowers entering into similar loan transactions. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations, and do not involve more than normal credit risk.

A summary of these loans is as follows:

	2007	2006
Beginning loan balances	$ 6,667,226	$ 6,349,417
Advances	2,870,397	2,553,900
Repayments	(3,640,766)	(2,414,738)
Change in related parties	(1,330,400)	178,647
Ending loan balances	$ 4,566,457	$ 6,667,226

In addition to the outstanding balances listed above, the officers and directors and their related interests have $3,639,721 in unused loans committed but not funded as of December 31, 2007.

A director of Peoples Bancorp, Inc. and the Bank is a partner in a law firm that provides services to the Company. Payments of $10,875 and $10,000 were made to that firm during 2007 and 2006, respectively.

Deposits from senior officers and directors and their related interests were $2,471,646 at December 31, 2007 and $2,636,525 at December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Capital Standards

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The table below sets forth the capital ratios of the Bank as of December 31, 2007 and 2006. Because the Company's only asset other than its equity interest in the Bank and Insurance Agency is a small amount of cash, its capital ratios do not differ materially from those of the Bank.

	Actual		Minimum capital adequacy		To be well capitalized	
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007						
Total capital (to risk-weighted assets)	**$ 29,707**	**13.5%**	**$ 17,553**	**8.0%**	**$ 21,941**	**10.0%**
Tier 1 capital (to risk-weighted assets)	**$ 27,378**	**12.5%**	**$ 8,776**	**4.0%**	**$ 13,164**	**6.0%**
Tier 1 capital (to average fourth quarter assets)	**$ 27,378**	**10.7%**	**$ 10,280**	**4.0%**	**$ 12,850**	**5.0%**
December 31, 2006						
Total capital (to risk-weighted assets)	$ 27,984	14.0%	$ 16,053	8.0%	$ 20,067	10.0%
Tier 1 capital (to risk-weighted assets)	$ 26,124	13.0%	$ 8,027	4.0%	$ 12,040	6.0%
Tier 1 capital (to average fourth quarter assets)	$ 26,124	11.0%	$ 9,547	4.0%	$ 11,934	5.0%

Tier 1 capital consists of common stock, additional paid in capital, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

	December 31,			
	2007		2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks	$ 5,399,704	$ 5,399,704	$ 5,990,866	$ 5,990,866
Federal funds sold	4,440,438	4,440,438	1,474,544	1,474,544
Investment securities (total)	18,063,424	18,235,977	18,865,774	18,824,441
Federal Home Loan Bank stock	2,897,600	2,897,600	2,533,100	2,533,100
Loans, net	220,425,725	220,196,736	206,077,157	204,882,489
Accrued interest receivable	1,814,574	1,814,574	1,445,833	1,445,833
Financial liabilities				
Noninterest-bearing deposits	$ 36,630,744	$ 36,630,744	$ 29,900,976	$ 29,900,976
Interest-bearing deposits and overnight borrowings	141,462,981	142,683,606	140,858,201	141,583,331
Federal Home Loan Bank advances	53,000,000	53,129,166	43,700,000	37,442,331
Accrued interest payable	521,219	521,219	469,747	469,747

The fair value of securities is estimated using a matrix that considers yield to maturity, credit quality, and marketability.

The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible loan losses.

The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits and borrowings is estimated based on interest rates currently offered for deposits and borrowings of similar remaining maturities.

It is not practicable to estimate the fair value of outstanding loan commitments, unused lines of credit, and letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Parent Company Financial Information

The balance sheets, statements of income, and statements of cash flows for Peoples Bancorp, Inc. (Parent Only) follow:

Balance Sheets	December 31, 2007	December 31, 2006
Assets		
Cash	$ 312,174	$ 305,244
Investment in bank subsidiary	26,644,994	25,287,132
Investment in insurance agency subsidiary	1,091,018	-
Income tax refund receivable	3,172	7,850
Acquisition costs	-	19,585
Total assets	$ 28,051,358	$ 25,619,811
Liabilities and Stockholders' Equity		
Other liabilities	$ 11,564	$ 12,655
Stockholders' equity		
Common stock	7,855,120	7,890,120
Additional paid-in capital	2,920,866	2,920,866
Retained earnings	17,997,286	15,632,965
Accumulated other comprehensive income	(733,478)	(836,795)
Total stockholders' equity	28,039,794	25,607,156
Total liabilities and stockholders' equity	$ 28,051,358	$ 25,619,811

Statements of Income	Years Ended December 31, 2007	Years Ended December 31, 2006
Interest revenue	$ 10,950	$ 10,601
Dividends from bank subsidiary	2,580,175	1,276,639
Equity in undistributed income of insurance agency subsidiary	70,932	-
Equity in undistributed income of bank subsidiary	1,254,546	2,854,300
	3,916,603	4,141,540
Expenses		
Professional fees	17,250	30,395
Other	3,030	3,294
	20,280	33,689
Income before income taxes	3,896,323	4,107,851
Income tax expense (benefit)	(3,172)	(7,850)
Net income	$ 3,899,495	$ 4,115,701

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. **Parent Company Financial Information** (Continued)

Statements of Cash Flows	Years Ended December 31, 2007	2006
Cash flows from operating activities		
Interest and dividends received	$ 2,591,125	$ 1,287,240
Income taxes refunded (paid)	7,850	6,490
Cash paid for operating expenses	(21,371)	(30,886)
	2,577,604	1,262,844
Cash flows from investing activities		
Acquisition of insurance agency	(1,000,500)	(19,585)
Cash flows from financing activities		
Dividends paid	(1,314,674)	(1,246,639)
Repurchase of stock	(255,500)	-
	(1,570,174)	(1,246,639)
Net increase (decrease) in cash	6,930	(3,380)
Cash at beginning of year	305,244	308,624
Cash at end of year	$ 312,174	$ 305,244
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 3,899,495	$ 4,115,701
Adjustments to reconcile net income to net cash provided by operating activities		
Undistributed net income of subsidiaries	(1,325,478)	(2,854,300)
Increase (decrease) in other liabilities	(1,091)	2,803
(Increase) decrease in income tax refund receivable	4,678	(1,360)
	$ 2,577,604	$ 1,262,844

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Quarterly Results of Operations (Unaudited)

(in thousands) except per share information	Three Months Ended December 31,	September 30,	June 30,	March 31,
2007				
Interest revenue	**$ 4,395**	**$ 4,434**	**$ 4,339**	**$ 4,241**
Interest expense	**1,733**	**1,719**	**1,637**	**1,565**
Net interest income	**2,662**	**2,715**	**2,702**	**2,676**
Provision for loan losses	**540**	**10**	**30**	**-**
Net income	**614**	**1,081**	**1,004**	**1,200**
Comprehensive income	**689**	**1,119**	**990**	**1,205**
Earnings per share	**$0.78**	**$1.37**	**$1.27**	**$1.52**
2006				
Interest revenue	$ 4,139	$ 4,093	$ 4,009	$ 3,865
Interest expense	1,502	1,438	1,356	1,274
Net interest income	2,637	2,655	2,653	2,591
Provision for loan losses	-	-	120	120
Net income	970	1,106	996	1,044
Comprehensive income	972	1,171	946	1,017
Earnings per share	$1.24	$1.40	$1.26	$1.32

18. Insurance Agency Acquisition

On January 2, 2007, Peoples Bancorp, Inc. purchased all of the outstanding stock of the Insurance Subsidiary, which is now a wholly-owned subsidiary of Peoples Bancorp, Inc. In connection with the acquisition, the seller of the Insurance Agency agreed to serve as a consultant of the Insurance Subsidiary for two years.

The purchase price of approximately $1,000,000 was paid in cash. The Company recorded approximately $273,000 of goodwill and approximately $550,000 of other intangible assets as a result of the acquisition. The goodwill will not be amortized for financial statement purposes but will be reviewed annually for impairment. The intangible assets will be amortized over 10 years for financial statement purposes. The goodwill and intangible assets will be amortized over 15 years for income tax purposes.

The consolidated financial statements include the results of operations of the Insurance Subsidiary since the date of purchase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Segment Reporting

The Company operates two primary businesses: community banking and insurance products and services. Through the community banking business, the Company provides services to consumers and small businesses on the upper Eastern Shore of Maryland through its six branches. Community banking activities include serving the deposit needs of small business and individual consumers by providing banking products and services to fit their needs. Loan products available to consumers include mortgage, home equity, automobile, marine, and installment loans and other secured and unsecured personal lines of credit. Small business lending includes commercial mortgages, real estate development loans, equipment and operating loans, as well as secured and unsecured lines of credit, accounts receivable financing arrangements, and merchant card services.

Through the insurance products and services business, the Company provides a full range of insurance products and services to businesses and consumers in the Company's market areas. Products include property and casualty, life, marine, individual health and long-term care insurance.

Selected financial information by line of business for the year ended December 31 2007, is included in the following table:

2007	Community banking	Insurance products and services	Intersegment transactions	Consolidated total
Net interest income	$ 10,768,015	$ (13,337)	$ -	$ 10,754,678
Provision for loan losses	(580,000)	-	-	(580,000)
Net interest income after provision	10,188,015	(13,337)	-	10,174,678
Noninterest revenue	1,259,672	1,185,128	-	2,444,800
Noninterest expense	(5,352,156)	(1,054,581)	-	(6,406,737)
Income before income taxes	6,095,531	117,210	-	6;212,741
Income taxes	(2,266,968)	(46,278)	-	(2,313,246)
Net income	$ 3,828,563	$ 70,932	$ -	$ 3,899,495
Average assets	$ 250,961,612	$ 970,250	$ (168,205)	$ 251,763,657

The Company operated one primary business prior to 2007.

ROWLES & Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Peoples Bancorp, Inc.
Chestertown, Maryland

We have audited the accompanying consolidated balance sheets of Peoples Bancorp, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. and Subsidiaries of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
March 19, 2008

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

97 YEARS
OF
INDEPENDENT
COMMUNITY
BANKING

MEMBER F.D.I.C.

100 Spring Avenue
PO Box 210
Chestertown, MD 21620-0210
410.778.3500 FAX #410.778.2089
Email: main@pbkc.com
Website: www.pbkc.com

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